SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic demand grows 39% in May

Our domestic load factor increased by 10.5 p.p compared to the same month last year

São Paulo, June 28, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of May 2011.

Domestic market

In the domestic market, which includes Pantanal’s data, we achieved a demand growth (in RPK) of 39,3%, combined with an increase of 17.6% in the supply (in ASKs), compared with May 2010, which led to an increase in the load factor of 10.5 p.p. to 67.6%. Our market share in the domestic market was 44.4%.

May's performance confirms the success of our strategy through our retail project, to promote air travel to emerging classes, raising the volume of passengers in off-peak hours.

The domestic yield showed a slight decrease compared with the previous month.

International market

In the international market, compared to the same month last year, we saw a rise of 20.5% in demand with a 14.7% increase in supply resulting in an increase of 4.0 p.p. in load factor reaching 82.1%. Our market share among Brazilian carriers in May was 89.6%.

The international market remains strong, even in May that is one of the weakest months of the year, mainly driven by the real appreciation. In addition, we observed high demand for additional frequencies starting from the Galeão Airport in Rio de Janeiro to New York and Frankfurt, initiated during the month of May.

Our international yield in dollars showed an increase compared to April 2011, maximizing RASK (revenue per available seat kilometers).

Tables

Domestic Market	May 2011	May 2010	Var. % YoY	April 2011	Var. % MoM	Jan-May 2011	Jan-May 2010	Var. % YoY
TAM
ASK (millions) – Supply	4.156	3.533	17,6%	4.064	2,3%	20.153	17.527	15,0%
RPK (millions) – Demand	2.812	2.019	39,3%	2.973	-5,4%	14.196	11.492	23,5%
Load Factor	67,6%	57,1%	10,5 p.p.	73,2%	-5,5 p.p.	70,4%	65,6%	4,9 p.p.
Market share	44,4%	41,1%	3,4 p.p.	44,5%	-0,1 p.p.	42,9%	42,2%	0,6 p.p.

International Market	May 2011	May 2010	Var. % YoY	April 2011	Var. % MoM	Jan-May 2011	Jan-May 2010	Var. % YoY
TAM
ASK (millions) – Supply	2.437	2.125	14,7%	2.312	5,4%	11.622	10.194	14,0%
RPK (millions) – Demand	2.001	1.660	20,5%	1.946	2,8%	9.422	7.811	20,6%
Load Factor	82,1%	78,1%	4,0 p.p.	84,2%	-2,1 p.p.	81,1%	76,6%	4,5 p.p.
Market share	89,6%	90,4%	-0,8 p.p.	89,1%	0,6 p.p.	87,3%	87,8%	-0,5 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 48 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses 92 airports in Brazil and 92 international destinations, including Asia. In May 2011 our market share was 44.4%, and is also the country's leading player among Brazilian airlines that operate international routes, with 89.6% market share. With the largest passenger aircraft fleet in the country (155 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 14 million tickets in exchange for points and is part of the Multiplus network, which today has 8.3 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.